                                                                    EXHIBIT 99.4

[GRAPHIC]investorLink investorLink
[PHOTO]

Investor News Update April 24, 2002

DEAR INVESTOR,

I am pleased to inform you that we have won many new clients and achieved sizable growth in what has been a difficult year for IT services companies worldwide.

In fiscal 2002, the income from software services at Rs.1731.94 crore recorded an annual growth of 41.96% and has marginally exceeded guidance. The EPS for the year was Rs. 15.78. In Q4, we achieved an income from software services of Rs. 457.63 crore and an EPS of Rs. 3.66 against a guidance of Rs. 440-455 crore and Rs. 3.1-3.4 respectively

The weak economic scenario in major markets has been a source of concern for IT services companies but we addressed the same by strengthening our existing client relationships as also through our strengths in enterprise solutions offerings. The proactive steps taken by Satyam to increase customer acquisitions and its range of services have strengthened its position as a top-tier Indian IT services Company.

This is reflected in the 24 new client wins during this Quarter, which included four Fortune 500 companies. We continue to compete successfully with global IT service companies in winning new customers.

A positive out come of the current slowdown in our markets is seen to be greater emphasis on outsourcing, offshoring and recognition of the value proposition provided by Indian IT service companies. Consequently, we witnessed an increase in prospective customers, including visits from CEOs/ CIOs during the last Quarter.

Even so, the near term remains tough, as increased visits are still to translate into commensurate contract closures and revenue earnings. Longer sales cycles, coupled with delays in deal closures, slower ramp-up from newly signed contracts and pricing pressures continue to be the short-term concerns.

In order to address the new market dynamics, we have drawn up what we believe will be winning strategies to compete better in the global market place based on an entirely new level of customer intimacy and competency enhancement. We are confident that our alliances with best-of-breed solution partners would help in market expansion and augmentation of revenue streams in the current fiscal year. Our increasing geographical reach and positioning as a 'product neutral' long-term IT partner for our customers will continue to serve us well in future.

Satyam took an early initiative two years ago in the business process outsourcing (BPO) area to collaboratively develop a quality model along with Carnegie Mellon University called eSCM.Simultaneously, we moved a significant number of support services into a virtual delivery platform in Satyam. Building on these and after careful evaluation over past few months, a decision has been made to enter BPO space through a separate subsidiary company. Strong, existing customer relationships, established processes and international brand image will potentially help reap benefits in the BPO space. Initial service offerings will be in the financial back office processes, transaction processing and customer contact help desk services.

I would like to conclude by expressing my delight that Satyam was ranked among the 5 Best Employers in India.

B. RAMALINGA RAJU

-------------------------------------------------------------------------------

[graphic]Q4 Highlights For the Quarter ended March 31, 2002.

.. Total income and net profit for Q4 up 18.39% and 3.42% YoY respectively. .. Sequential growth of 5.02% (3.72% in US$ terms) in income from software services over Q3.

.. Free cash flow of Rs. 104.80 crore generated in Q4 after capex of Rs. 30.32 crore.
.. Income from software services for fiscal 2002 was Rs. 1731.94 crore (US$
  363.11 million), an annual growth of 41.96% (35.93% in US$ terms).
.. Satyam was ranked among the 5 Best Employers in India in the Business
  Today-Hewitt Associates survey.
.. Satyam is the first IT services company in the country to obtain certification under the internationally recognized BS 7799 International Information Security Standards.

[GRAPHIC]investorlink

"Income from software services for fiscal 2002 was Rs. 1731.94 crore (US$ 363.11 million), an annual growth of 41.96% (35.93% in US$ terms)."

FISCAL 2002:
       PERFORMANCE AGAINST GUIDANCE
 Parameters     Projected       Actuals
-------------------------------------------
 Income from  Rs.1714-1729 cr  Rs. 1731.94
 Software                      cr
 Services
-------------------------------------------
              33% - 34%        33.6%
 Operating
 Margin
-------------------------------------------
 EPS          Rs.14.75 -15.25  Rs.15.78

Q4: PERFORMANCE AGAINST GUIDANCE
 Parameters      Projected        Actuals
--------------------------------------------
 Income from  Rs. 440-455 cr    Rs.457.63 cr
 Software
 Services
--------------------------------------------
 Operating    30% - 31.5%       30.6%
 Margin
--------------------------------------------
 EPS          Rs. 3.1 - Rs.3.4  Rs. 3.66

                              FINANCIAL HIGHLIGHTS

                                   Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the fourth Quarter (Q4) ended March 31, 2002, and financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held on April 24, 2002.

.. The total income for fiscal 2002 at Rs. 1803.09 crore (US$ 378.00 million) represents an increase of 45.21% over the total income of Rs. 1241.67 crore (US$ 271.88 million) of fiscal 2001.

.. The net profit after tax, before extraordinary items, was up 55.02% from Rs.
316.16 crore (US$. 69.23 million) for the fiscal 2001 to Rs.490.13 crore (US$.
102.76 million) for fiscal 2002.

.. For Q4, the Company announced a total income of Rs. 482.56 crore (US$. 99.33 million), up 25.59% as compared to the total income of Rs. 384.24 crore (US$.
82.62 million) in the corresponding quarter of fiscal 2001. The sequential growth is 8.2 % over the total income of Rs. 446.01crore (US$. 92.96 million) for Q3.

.. For Q4, the net profit after tax was Rs. 115.15 crore (US$ 23.70 million) - an increase of 3.42% over the net profit of Rs. 111.34 crore (US$ 23.94 million) in the corresponding period of fiscal 2001. There has been a sequential decrease of 3.58% over the net profit of Rs. 119.43 crore (US$ 24.89 million) for Q3.

.. For Q4, the earning per share (EPS) was Rs. 3.66 on par value of Rs 2 per share. EPS for fiscal 2002 was Rs.15.78 on par value of Rs 2 per share.

                                   US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the fourth Quarter (Q4) ended March 31, 2002, and the audited results for the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held on April 24, 2002.

.. Revenue for Q4 was US$ 105.64 million, a 7.93% increase from US$ 97.87 million in the corresponding period of fiscal 2001.

.. Revenue for Q4 was up 11.48% sequentially.

.. Net income for Q4 was US$ 11.18 million.

.. The consolidated revenues for fiscal 2002 was US$ 414.49 million, an increase of 33.58% over the revenue of US$ 310.31 million for fiscal 2001. The net income for the fiscal year 2002 stands at US$ 25.89 million compared to the net loss of US$ 27.9 million for fiscal 2001.

.. On exclusion of non-cash charges, charge off of put option of TRW, Inc. and gain from sale of Sify stake to GSIC, net profit as per US GAAP was US$ 78.02 million for fiscal 2002.

The difference in the net income recorded for the Quarter according to Indian and US GAAP is primarily explained by:

     1. Losses incurred by subsidiaries and joint ventures of US$ 4.80 million.
     2. Amortization of goodwill expenses of US$ 1.06 million.
     3. Amortization of deferred stock compensation of US$ 2.00million.
     4. Provision made under Indian GAAP not required under US GAAP of US$ 8.38 million.

Satyam Computer Services Ltd.                                                 2
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    Q4 VS Q3, FISCAL 2002

..   Increase in share of business from existing clients to 88.90% from 88.41%.
..   Increase in onsite business to 49.60% from 47.78%.
..   Increase in time and material contracts to 76.90% from 74.61%.
..   Increase in contribution of top 10 customers to 55.87% of income from software services from 54.51%.
..   Increase in total Associate strength to 8634 from 8,311.
..   Decrease in receivables to 78 days of sales from 82.

  BUSINESS OUTLOOK

The Company's outlook for the Quarter Ending June 30, 2002, is as follows:
Income from software services is expected to be between Rs. 450 crore and Rs. 460 crore, and the operating margin is expected to be around 31%.

The EPS for the Quarter is expected to be between Rs. 3.40 and Rs. 3.50.

The Company's outlook for the fiscal year ending March 31, 2003, is as follows:
For fiscal 2003, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2,091 crore and Rs. 2,126 crore, and the operating margin is expected to be around 32%.

The EPS for the fiscal is expected to be between Rs.  17.10 and Rs. 17.50.

BUSINESS HIGHLIGHTS

New Customer Acquisitions

The pace of new client additions continued to be robust in Q4. 24 new clients were added across dominant and upcoming market regions, which include four Global Fortune 500 clients. The vertical spread of the new client acquisitions include growing sectors such as Government, Healthcare and Energy besides sectors which make a significant contribution to Satyam's revenues such as Banking & Finance, Insurance and Manufacturing. Customer acquisitions were also on account of the opportunities exploited in the high-end consulting and enterprise-level applications deployment activities.

Some of the Q4 client additions in US are Smith International - a leading name in the machine tool industry, Kohler - a leader in plumbing and power systems products, West Bend Mutual Insurance, and S1 Corporation - a leading global provider of eFinance solutions centered on Banking, Brokerage and Insurance. Other new clients comprised one of the largest life insurance companies in the US and a US-based Fortune 500 electrical and electronics equipment manufacturer. The Healthcare sector saw addition of a large US life and health insurer, and in the Government sector, we added a US State

Satyam Computer Services Ltd.                                                 3
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Satyam increases market presence to 43 countries - Launches Operations in China

Satyam launched operation in China during Q4, thus becoming the first Indian IT Services Company to establish operations on the Chinese Mainland. As part of its aggressive expansion plan in the Asia-Pacific region, Satyam intends to establish a 'Software Development Center', in cooperation with the Shanghai Pudong Software Park, in order to serve its global clients who operate in China and related markets.

Once completed, the China Software Development Center, will become Satyam's 15th facility of its kind worldwide.

[PI CHART]
Revenue by Technology - Q4

Software Design & Dev            48.69%
Software Maintanence             28.40%
Package Software Impl.           19.85%
Engg. Design Services             3.06%

ENTITY HANDLING WORKFORCE BENEFITS.

During Q4, in other regions, Satyam initiated a re-engineering project for a large logistics and installation services player in Europe and a consultancy project for a large system integrator in Japan. In Australia, Satyam started work in the ERP space for a Fortune 500 global natural resources company in collaboration with a leading system integrator. Two prominent pharmaceutical companies, one in Europe and another in India, were also added to the client list.

In the Middle East, an entry was made into the oil and gas sector, a critical industry segment in that region, through Abu Dhabi National Oil Company. Other additions include Al Shaya - a leading retail organization with strong presence in Kuwait and Saudi Arabia.

Satyam bagged an order from Subros Limited, a joint venture company with Denso Corporation, Japan, and Suzuki Motor Co., Japan, to implement SAP at its manufacturing locations in India.

Strengthening Solutions and Competencies - Projects Spectrum

Satyam has been assigned a project which involves giving shape to Internet banking initiatives of a large domestic commercial bank. NCR has identified Satyam as a dedicated development facility to develop various features for both Teradata server as well as client software.

Satyam has also developed a Sixsigma model 'I-STRIVE' for improvement of its business and support processes. Projects have already been initiated on this model.

Satyam became the first company to implement Oracle's CRM applications in Thailand. It also became the first to implement Oracle CRM successfully for an outsourced call center in the entire Asia Pacific region by successful implementation in International Engineering Public Company Limited (IEC), Thailand, one of the most respected trading concerns in Thailand, operating since 1922.

For a global auto major, Satyam SAP is maintaining and developing a global template for various business practices.

Satyam executed an ERP project on a SAP platform for one of our largest customers, an FMCG multinational. The excellent work done resulted in Satyam moving up the relationship chain - from a SAP development service provider to running the entire Application services for the group.

Satyam Computer Services Ltd.                                                 4

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                         Business Process Outsourcing

Satyam was one of the earliest companies to recognize BPO / IT- enabled services as holding high business potential for Indian companies. The early initiatives in this space such as development of eSCM with the Carnegie Mellon University and Virtual Delivery of services within Satyam have today provided the company a good platform to launch BPO business. This has also been bolstered by customer interest in engaging Satyam for such services. Leveraging these, Satyam will launch its BPO business through a subsidiary company. The main service offerings will be financial back office processes, transaction processing and customer contact / help desk services. On the back of existing clients' BPO needs, strong process competency built over a couple of years in the area and Satyam's approach to provide end-to-end solutions, BPO will be built into a high growth area.

[PI CHART]

Regional Revenue Distribution - Q4

North America    76.60%
Japan             2.31%
Europe           10.16%
Rest of World    10.93%

Strategies to Compete Better

In order to meet the challenges of the coming years, Satyam has evolved key strategies. The highlights of this new strategic focus are:

1. Five major verticals : Automotive, Banking & Financial Services, Insurance and Healthcare, Manufacturing and Telecom.
2. Strengthened offerings in Enterprise Solutions, IT Outsourcing, Network & Systems, Hitech Solutions and Engineering Services.
3. Strong regional focus in the existing and emerging markets.
4. High emphasis on business solutions founded on both domain and technology competencies.
5. Higher level of customer intimacy through proven relationship management processes.

Set in an organization design of end-to-end responsibility and metrics-oriented review processes, the new strategic direction will enable Satyam to compete better with global players and continue growth with profitability.

Alliances and Partnerships

Satyam has pursued alliances with best of breed solution and technology partners to jointly offer software and consulting services aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

In Q4, Satyam entered into strategic alliances with Hummingbird Ltd., and Sagent, with the objective of helping customers derive maximum value out of their investments in enterprise systems. The partnership with Hummingbird Ltd., the world's leading enterprise software company, will deliver consulting and integration services based on Hummingbird's entire portfolio of enterprise software solutions. Sagent is a leading provider of enterprise business intelligence solutions. Satyam intends to expand its service practice by incorporating Sagent technologies in its IT solution offerings for the Banking & Finance, Insurance and Retail industries.

To further its objective of bringing to the market end-to-end global quality solutions capability, Satyam entered into an alliance with Rational Software Corporation, a US-based software development major. Ninety-six of the Fortune 100 rely on Rational tools and services to build better software, faster. Under the scope of the

Satyam Computer Services Ltd.                                                 5

[GRAPHIC]investorLink

agreement, Rational will grant Satyam the right to utilize Rational testing tools to provide software application scalability and performance testing services to Satyam's customers.

SUBSIDIARIES & JOINT VENTURES

For the Quarter ended March 31, 2002, Satyam Infoway Limited (Sify) recorded sales revenue of US$ 8.2 million, an increase of 16% over the corresponding quarter last year. Sales revenue during the year at US$ 32.3 million grew 29% over last year. Cash loss in Q4 was US$ 5.3 million, a reduction of 40% over the corresponding period in the previous year. Cash burn in Q4 reduced to US$
3.4 million from US$ 4.3 million in Q3. Cash balance, as on March 31, 2002, was US$ 16.6 million.

Sify's operating environment has been improving due to liberalized regulations licensing it to operate VOIP services, decreasing bandwidth prices and consolidation in Internet sector.

Satyam Manufacturing Technologies, Inc. (SMTI) earned a revenue of US$7.7 million for Q4.

Vision Compass Inc. (VCI) posted its first ever profit (after depreciation) of around US$ 25,000 in Q4 on revenue of US$ 302,172. For the fiscal year 2002, VCI recorded a net loss of US$ 2.6 million on sales revenue of US$ 868,254.

CERTIFICATION, AWARDS AND RECOGNITIONS

Satyam gets certified under BS 7799 International Information Security Standards Satyam obtained certification under the internationally recognized BS 7799 International Information Security Standards. The BS 7799 Part 2: 1999 certification has given Satyam an internationally recognized structured methodology to evaluate, implement, maintain and manage information security. This certification gives an assurance to our customers, about our comprehensive Information Security Infrastructure. It also enhances confidence regarding the protection of information assets and ensuring business continuity.

The certification is a recognition of the proactive measures taken by Satyam to ensure the continuity of services in the event of any disruption by laying emphasis on management of Information Resources through Information Security Management Systems (ISMS) initiative.

Satyam ranked amongst 5 Best Employers in India
Satyam was ranked amongst the 5 Best Employers in the country in a survey conducted to identify the Best Employers in India by the well known business magazine, Business Today, in association with Hewitt Associates, a world renowned human resource consulting firm. A total of 204 companies, covering 52,000 employees from 15 different industry groups, participated in the survey. This is particularly gratifying, as this was the first time that Satyam participated in such a survey. The rank is an apt reflection of the Company's commitment to its associates' growth, overall development and welfare.

Satyam nominated for eOscar 2002 in the Best B2B solutions category
Satyam was nominated recently for the eOscar 2002 in the Best B2B Solution category by Intershop, an e-commerce solutions provider. Every year, Intershop awards an eOscar to the most innovative and state-of-the-art e-commerce solutions in the categories of Best B2B Solution, Best B2C Solution, and Best Marketplace-specific Solution. Satyam was nominated for its implementation of "TRW Automotive Aftermarket".

In the past, the eOscar has been won by companies like Compaq, PSI Net, PriceWaterhouseCoopers, UBIS and Integra.

Satyam Learning Center approved as a PMI Global Registered Education Provider Satyam Learning center has been approved as a PMI Global Registered Education Provider by the Project Management Institute (PMI), USA. This accreditation by PMI, USA, which is setting global benchmarks in project management maturity, enhances the organization's ability to create project managers of world class quality. The accreditation is also recognition of Satyam's focus on continuous improvement in project management competencies, which is seen as a positive differentiator by customers.

Satyam Computer Services Ltd.                                                 6
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OPERATIONAL PARAMETERS FOR Q4, FISCAL 2002

LOCATION WISE BREAK UP OF EMLOYEES
--------------------------------------------------------------------------------
             Particulars  FY 2001   Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
Onsite                       1,374    1,259    1,623    1,608    1,894    1,894
--------------------------------------------------------------------------------
Offshore                     5,805    6,130    5,653    5,883    5,603    5,603
--------------------------------------------------------------------------------
Domestic                       437      437      380       85      401      401
--------------------------------------------------------------------------------
Total Technical              7,616    7,826    7,656    7,576    7,898    7,898
--------------------------------------------------------------------------------
Support                        754      756      741      735      736      736
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                        8,370    8,582    8,397    8,311    8,634    8,634
--------------------------------------------------------------------------------

BILLING RATES (IN US$ PER HOUR)
--------------------------------------------------------------------------------
             Particulars  FY 2001   Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
Onsite                       60.65    61.72    61.25    59.46    58.78    60.63
--------------------------------------------------------------------------------
Offshore                     24.23    24.75    24.60    24.30    24.09    24.42
--------------------------------------------------------------------------------
Domestic                     14.40    14.36    14.05    12.50    12.71    13.58
--------------------------------------------------------------------------------

UTILISATION / LOADING RATES (IN %)
--------------------------------------------------------------------------------
             Particulars  FY 2001   Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
Onsite                       92.97    93.94    95.41    94.25    90.56    93.05
--------------------------------------------------------------------------------
Offshore                     78.55    78.53    72.96    71.14    71.49    73.45
--------------------------------------------------------------------------------
Domestic                     78.25    85.77    65.77    64.24    74.67    73.69
--------------------------------------------------------------------------------
Offshore with trainees       68.68    71.27    71.22    71.14    71.49    71.28
--------------------------------------------------------------------------------

BREAK UP OF EXPORT REVENUE BETWEEN OFFSHORE AND ONSITE (%)
--------------------------------------------------------------------------------
             Location     FY 2001   Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
Offshore                     57.65    58.62    54.89    52.22    50.40    53.96
--------------------------------------------------------------------------------
Onsite                       42.35    41.38    45.11    47.78    49.60    46.04
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                       100.00   100.00   100.00   100.00   100.00   100.00
--------------------------------------------------------------------------------

REVENUES BY REGION (%)
--------------------------------------------------------------------------------
             Region       FY 2001   Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
North America                81.02    74.93    77.96    76.98    76.50    76.60
--------------------------------------------------------------------------------
Japan                         2.80     2.74     1.99     1.60     2.88     2.31
--------------------------------------------------------------------------------
Europe                        5.73     7.80     9.36    12.39    10.99    10.16
--------------------------------------------------------------------------------
Rest of World                10.45    14.53    10.69     9.03     9.63    10.93
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                       100.00   100.00   100.00   100.00   100.00   100.00
--------------------------------------------------------------------------------

CONCENTRATION OF REVENUES (%)
--------------------------------------------------------------------------------
             Revenues from  FY 2001 Q1 2002  Q2 2002  Q3 2002  Q4 2002  FY 2002
--------------------------------------------------------------------------------
Top client                     16.65  18.54    18.25    18.90    21.28    19.80
--------------------------------------------------------------------------------
Top 5 clients                  37.82  37.59    39.59    40.61    43.77    40.35
--------------------------------------------------------------------------------
Top 10 clients                 52.01  48.38    52.03    54.51    55.87    52.33
--------------------------------------------------------------------------------

Satyam Computer Services Ltd.                                                 7

[logo]                                                                    [logo]

              Operational parameters for Q4, fiscal 2002 (con'd)

------------------------------------------------------------------------------------------------------------------------------------
                                                                            REVENUE BY TECHNOLOGY
------------------------------------------------------------------------------------------------------------------------------------
                                                 Quarter                                          Quarter
                                                 ended           Quarter  ended                    ended     Year ended   Year ended
                                                 March 2002       December 2001       Change    March 2001   March 2002   March 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                 in %             in %                 in %         in %      in %          in %
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Software Design and Development                    48.69                  49.09        -0.81       62.55       52.11       63.85
------------------------------------------------------------------------------------------------------------------------------------
Software Maintenance                               28.40                  28.36         0.14       23.17       29.65       21.11
------------------------------------------------------------------------------------------------------------------------------------
Packaged Software Implementation                   19.85                  16.65        19.22        7.30       13.94        6.44
------------------------------------------------------------------------------------------------------------------------------------
Engineering Design Services                         3.06                   5.90       -48.14        6.98        4.30        8.60
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                                             100.00                 100.00                   100.00      100.00      100.00
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                     REVENUE BY LINE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                                                 Quarter                                          Quarter
                                                 ended           Quarter  ended                    ended     Year ended   Year ended
                                                 March 2002       December 2001       Change    March 2001   March 2002   March 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                 in %             in %                 in %         in %      in %          in %
------------------------------------------------------------------------------------------------------------------------------------

Banking & Finance                                  23.79                  27.16        -12.41     22.99       24.62       20.60
------------------------------------------------------------------------------------------------------------------------------------
Insurance                                          15.13                  12.73         18.85     14.54       14.30       15.60
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing                                      35.21                  31.60         11.42     19.38       31.18       20.18
------------------------------------------------------------------------------------------------------------------------------------
Engineering                                         2.95                   5.02        -41.24      6.77        4.02        7.98
------------------------------------------------------------------------------------------------------------------------------------
Others                                             22.92                  23.49         -2.43     36.32       25.88       35.64
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                                             100.00                 100.00        100.00                100.00      100.00
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                     REVENUE BY CONTRACT TYPE
------------------------------------------------------------------------------------------------------------------------------------

                                                 Quarter                                          Quarter
                                                 ended           Quarter  ended                    ended     Year ended   Year ended
                                                 March 2002       December 2001       Change    March 2001   March 2002   March 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                 in %             in %                 in %         in %      in %          in %
------------------------------------------------------------------------------------------------------------------------------------
Time & Material                                    76.90                  74.61          3.07     74.08       73.65       76.02
------------------------------------------------------------------------------------------------------------------------------------
Fixed Bid                                          23.10                  25.39          9.02     25.92       26.35       23.98
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                                             100.00                 100.00                  100.00      100.00      100.00
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                             REVENUE FROM EXISTING BUSINESS AND NEW BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                                                Quarter                                          Quarter
                                                 ended           Quarter  ended                    ended     Year ended   Year ended
                                                 March 2002       December 2001       Change    March 2001   March 2002   March 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                 in %             in %                 in %         in %      in %          in %
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Existing Business                                  88.90                 88.41          0.55      82.99       86.14       82.02
------------------------------------------------------------------------------------------------------------------------------------
New Business                                       11.10                 11.59         -4.23      17.01       13.86       17.98
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total                                             100.00                100.00                   100.00      100.00      100.00
------------------------------------------------------------------------------------------------------------------------------------

Satyam Computer Services Ltd.                                                 8